Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23                                         Companhia Aberta                                                             NIRE 35300010230

Announcement to the Market

Tier 2 Subordinated Notes

ITAÚ UNIBANCO HOLDING S.A. (“Company”) hereby announces to its stockholders and to the market that today it priced the offering of Tier 2 subordinated notes (“Notes”) with ten-year maturity in the total amount of US$ 750 million to be issued by the Company on November 21, 2019 (“Issuance”).

The Notes will be issued at a fixed rate of 4.5% which will be applicable until the fifth anniversary of the date of issue. As of this date, including it, the interest rate will be recalculated for five more years based on the interest rate for securities issued by the United States Treasury for the same period. The issuance price of the Notes was 100% of its par value, resulting in a yield to investors of 4.5% until the fifth anniversary of the date of issue.

The Company may repurchase the Notes on the fifth anniversary of the Issuance date, subject to the prior approval of the Brazilian authorities, including the Central Bank of Brazil.

The Company will request approval of the Central Bank of Brazil for the Notes to be included in its

Regulatory Capital as Tier 2 Capital, adding 35 bps(1) to the Company’s Tier 2 capital ratio.

This Issuance is in line with the Announcement to the Market published on November 11, 2019 on the issue of Tier 2 Subordinated Financial Bills and strengthens the Company’s commitment to the optimization of its capital structure.

The Issuance is not subject to registration with U.S. Securities and Exchange Commisssion (“SEC”), according to and under the Securities Act of 1933, as amended (the “Securities Act”), neither it is subject to registration in Brazil with Comissão de Valores Mobiliários (“CVM”) in accordance with applicable law and regulations.

The Notes were offered only to qualified institutional buyers as defined by Rule 144A under the Securities Act, and to non-U.S. persons outside the United States under Regulation S under the Securities Act.

This announcement to the market shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

São Paulo (SP), November 13, 2019.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations

(1) Considering the exchange rate as of November 12, 2019, of R$ 4.18 for US$ 1.00.